

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via Email
Mr. Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer
Cosan Limited
Av. Juscelino Kubitschek, 1327 – 4th Floor
Sao Paulo, SP 04543-000 Brazil

>   **Re:**   **Cosan Limited**
>   **Form 20-F for Fiscal Year Ended**
>   **March 31, 2013**
>   **Filed July 31, 2013**
>   **File No. 1-33659**

Dear Mr. Martins:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant